Exhibit 1

British American Tobacco p.l.c.

31 January 2023

Driving Faster Transformation at BAT: Management Board Changes and a New Regional Structure

Following a strategic review of its regions, business units and global functions, BAT will implement a number of senior management changes and a new regional structure to both streamline, and accelerate, the transformation of its business.

Since the launch of the purpose-led A Better Tomorrow™ strategy in 2020, BAT has made significant progress in building a New Categories consumer base, growing powerful global brands and developing organisational capabilities for the future.

The new structure will increase the efficiency of BAT’s geographical footprint, optimise market prioritisation and will be based on fewer, larger business units, enabling even greater collaboration and accelerated decision-making across BAT.

Jack Bowles, BAT Chief Executive commented:

“As our transformation journey towards our strategic milestones gathers pace, we need to further sharpen our operating model, streamline our business to drive agility, and continue to enhance organisational capabilities. As part of our commitment to building A Better Tomorrow, the changes we have announced today will drive increased focus, accelerate our transformation and fuel growth as we strengthen the foundations of our future as a category-led enterprise.”

Following this strategic review, underpinned by distinct market-archetypes, the number of regions will be reduced from four to three, and the number of business units from 16 to 121, while also accelerating the company’s market exit plans.

BAT’s new structure will consist of three regions:

◾	USA (Reynolds American Inc.)
◾	Americas & Europe (AME)
◾	Asia Pacific, Middle East & Africa (APMEA)

In addition, two new Management Board roles will be created in order to ensure clarity of ownership, accountability and focus: Chief Transformation Officer and Director, Combustibles.

The Chief Transformation Officer will be responsible for driving faster transformation, accelerating greater capability build in key areas and enabling an even faster, simpler and more agile organisation. The role of Director, Combustibles will lead the focus on driving value from combustibles to fuel further investment in New Categories.

These structural changes and the following appointments and other changes reflect the quality, depth and diversity of management within BAT and will take effect from 1 April 2023:

◾	Johan Vandermeulen, currently Regional Director, Europe, will be appointed to the new role of Chief Transformation Officer

◾	Luciano Comin will be appointed to the new role of Director, Combustibles

1 Subject to applicable information and consultation requirements in some jurisdictions

◾	Frederico (Fred) Monteiro will be promoted to the Management Board as Regional Director, Americas & Europe Region (AME)

◾	Guy Meldrum will continue to lead BAT’s largest business in the USA as President, Reynolds American Inc.

◾	Michael Dijanosic will take on an expanded role as Regional Director, Asia Pacific, Middle East & Africa (APMEA)

◾
Javed Iqbal, Director, Digital and Information, will work with the Regional Directors and Chief Transformation Officer to ensure that the Digital & Information agenda is fully aligned with BAT’s corporate transformation

The President, Reynolds American Inc., Regional Directors for AME and APMEA, and the Director, Digital & Information, will report to the Chief Transformation Officer. The Director, Combustibles will report to the Chief Growth Officer.

Johan joined the Management Board in 2014 and has extensive leadership experience across BAT, previously leading the Asia Pacific and Africa & Middle East Regions, following general and marketing management roles in Russia, Turkey and as a Global Brand Director. Johan will report to Jack Bowles, Chief Executive.

Luciano was Regional Director, Americas & Sub-Saharan Africa, prior to which he held senior general and marketing management positions in Europe, Mexico and Malaysia.

Fred has spent more than 20 years with BAT, most recently as Area Director of Central Europe South, based in Romania. Prior to this role, Fred has held numerous senior leadership positions including Marketing Director, Next Generation Products, Head of Marketing for the Europe Region and General Manager, BAT Japan.

Further, Dr. David O’Reilly, Director, Research and Science, will step down from the Management Board on 28 February 2023 and leave BAT with effect from 31 May 2023 to pursue other interests.

David joined the Management Board on 1 January 2012, and has been instrumental, both internally and externally, in driving the science agenda that has underpinned BAT’s transformation.

David will be succeeded by Dr. James Murphy, currently Executive Vice President of Scientific Research and Development at Reynolds American Inc.

James has been with BAT for over 17 years and has held a number of senior roles in the Centre in R&D, Operations and Marketing as well as in the Americas and Sub-Saharan Africa region. James will join the Management Board as the Director, Research and Science Designate, with effect from 1 February 2023, before assuming the role of Director, Research and Science, reporting to the CEO, on 1 March 2023.

Jack Bowles, BAT Chief Executive, said:

“I am pleased that the changes we will be making to the Management Board reflect our new, streamlined Regional and Business Unit structure.

“I would like to welcome Fred and James to the Management Board and look forward to their energy, contribution and continued leadership.

“I would also like to thank David for his significant contribution to BAT over the last 30 years. He has consistently been at the forefront of BAT’s transformation agenda, and under his leadership BAT has created and developed world-class R&D capabilities in New Categories, and beyond.

“I am excited about the path that lies ahead for BAT, as we work together to write the next chapter in our corporate story and continue building the BAT of the future.”

ENDS

Enquiries

Media Centre
+44 (0) 20 7845 2888 (24 hours) | @BATplc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012
John Harney: +44 (0)20 7845 1263

About BAT

BAT is a leading, multi-category consumer goods business with a purpose to build A Better Tomorrow™ by reducing the health impact of its business through offering a greater choice of enjoyable and less risky products for adult consumers.

BAT continues to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. BAT encourages those who would otherwise continue to smoke to switch completely to scientifically-substantiated, reduced-risk alternatives*†. In order to deliver this, BAT is transforming into a truly consumer-centric multi-category consumer products business.

BAT’s ambition is to have 50 million consumers of its non-combustible products by 2030 and to generate £5billion of New Categories revenue by 2025. BAT has set stretching ESG targets including achieving carbon neutrality for Scopes 1 & 2 by 2030 and eliminating unnecessary single-use plastic and making all plastic packaging reusable, recyclable or compostable by 2025.

BAT employs over 52,000 people and operates in over 175 countries. The BAT Group generated revenue of £25.68 billion in 2021 and profit from operations of £10.2 billion.

BAT’s Strategic Portfolio is made up of its global cigarette brands and a growing range of reduced-risk*† New Category tobacco and nicotine products and traditional non-combustible tobacco products. These include vapour, tobacco heating products, modern oral products including tobacco-free nicotine pouches, as well as traditional oral products such as snus and moist snuff. In the first half of 2022, we had 20.4 million consumers of our non-combustible products, a rise of 2.1 million on full year 2021.

References in this statement to ‘BAT’, ‘we’, ‘us’ and ‘our’ refer to the British American Tobacco Group.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
† Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without FDA clearance.

Forward-looking statements

This release contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our customer target ambition, New Categories revenue targets and our ESG targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement” and “Group Principal Risks” in the 2021 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT PLC).

Additional information concerning these and other factors can be found in BAT PLC’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.